United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D	Page 1 of 14 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108	13D	Page 2 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108	13D	Page 3 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 4 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 5 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 6 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners III-B (Terawatt IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 7 of 14 Pages

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 8 of 14 Pages

1	Names of Reporting Persons Terawatt Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108	13D	Page 9 of 14 Pages

1	Names of Reporting Persons Terawatt Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 10 of 14 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017 (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	ECP ControlCo, LLC (ECP ControlCo”);

(2)	Energy Capital Partners III, LLC (“ECP GP”);

(3)	Energy Capital Partners GP III, LP (“ECP Fund GP”);

(4)	Energy Capital Partners III, LP (“ECP III”);

(5)	Energy Capital Partners III-A, LP (“ECP III-A”);

(6)	Energy Capital Partners III-B (Terawatt IP), LP (“ECP III-B”);

(7)	Energy Capital Partners III-C, LP (“ECP III-C” and, together with ECP III, ECP III-A and ECP III-B, the “ECP Funds”);

(8)	Terawatt Holdings GP, LLC (“Terawatt GP”); and

(9)	Terawatt Holdings, LP (“Terawatt Holdings”).

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Energy Capital Partners III, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo and Terawatt GP (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 26817R108	13D	Page 11 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 131,345,529 shares of Common Stock outstanding as of April 12, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III, LLC	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners GP III, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-A, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-B (Terawatt IP), LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-C, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Terawatt Holdings GP, LLC	19,541,152	14.9%	0	19,541,152	0	19,541,152
Terawatt Holdings, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152

Terawatt Holdings is the record holder of 19,541,152 shares of Common Stock.

ECP ControlCo is the sole managing member of ECP GP, which is the general partner of ECP Fund GP, which is the general partner of each of the ECP Funds, which are the sole members of Terawatt GP, which is the general partner of Terawatt Holdings. Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP ControlCo. As such, each of Terawatt GP, the ECP Funds, ECP Fund GP, ECP GP, ECP ControlCo and Messrs. Kimmelman, Lane, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the Common Stock held directly by Terawatt Holdings. Each such entity or individual disclaims any such beneficial ownership.

(c) None.

(d) None.

(e) Not applicable.

CUSIP No. 26817R108	13D	Page 12 of 14 Pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the exhibit of the same number filed herewith:

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 26817R108	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2017

ECP ControlCo, LLC

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

CUSIP No. 26817R108	13D	Page 14 of 14 Pages

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Peter Labbat
Name:	Peter Labbat
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Energy Capital Partners III, LLC 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Thomas K. Lane	Vice Chairman of Energy Capital Partners	United States
Andrew D. Singer	Partner of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States

Terawatt Holdings GP, LLC

Officers

Name	Present Principal Occupation or Employment	Citizenship
Tyler Reeder	Partner of Energy Capital Partners	United States
Andrew Singer	Partner of Energy Capital Partners	United States
Matthew DeNichilo	Principal of Energy Capital Partners	United States
Andrew Gilbert	Principal of Energy Capital Partners	United States